Exhibit 1

FOR IMMEDIATE RELEASE	23 October 2012

WPP PLC (“WPP”)

Grey Group to acquire a majority stake in ArtM in China

WPP announces that its wholly-owned operating company Grey Group, the global communications network, has agreed to acquire a majority stake in ArtM Communications Group, a leading full service integrated communications agency in China, subject to regulatory approval.

Founded in 1999 and with offices in Beijing, Shanghai, Shenzen and Guangzhou, ArtM’s service offering includes advertising, branding, digital marketing, public relations, events, retail marketing, merchandising and channel promotion. It employs around 180 people servicing a blue-chip client list including Intel, Microsoft, TCL and China Mobile.

ArtM’s unaudited revenues for the year ended 31 December 2011 were approximately RMB 45 million, with gross assets at the same date of approximately RMB 157 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for the company, currently WPP’s third largest market with revenues of US $1.3 billion. The Group currently employs over 14,000 people (including associates) across Greater China, underlining its strong leadership position in the region - as in Asia overall - across all communications services. In 2011, Asia-based agency research consultancy R3 estimated that WPP’s revenues in mainland China were US$813 million, with the next biggest competitors Publicis and Omnicom at US$236 million and US$219 million respectively.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204